UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Result of AGM dated 24 April 2008


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 24, 2008                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 24, 2008                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                  BARCLAYS PLC


                                                                   24 April 2008

                          Barclays PLC Annual General Meeting

A poll was held on each of the resolutions proposed at the Annual General Meeting on 24th April 2008. The results of the polls are:


Resolutions                       For            %          Against       Withheld

1    To receive the Directors'    3,454,514,675    99.63     12,931,966     9,744,244
     and Auditors' Reports and
     the audited Accounts for the
     year ended 31st December
     2007.

2    To approve the Directors'    3,146,399,601    95.99     131,569,160   199,222,124
     Remuneration Report for the
     year ended 31st December
     2007.

3    That David Booth be          3,446,700,148    99.31     24,008,923     6,481,814
     re-elected a Director of the
     Company.

4    That Sir Michael Rake be     3,445,829,084    99.29     24,723,949     6,637,852
     re-elected a Director of the
     Company.

5    That Patience Wheatcroft be  3,446,352,298    99.30     24,290,068     6,548,519
     re-elected a Director of the
     Company.

6    That Fulvio Conti be         3,445,497,166    99.28     25,054,885     6,638,834
     re-elected a Director of the
     Company.

7    That Gary Hoffman be         3,403,682,038    98.00     69,335,758     4,173,089
     re-elected a Director of the
     Company.

8    That Sir John Sunderland be  3,444,283,160    99.24     26,524,612     6,383,113
     re-elected a Director of the
     Company.

9    That Sir Nigel Rudd be       3,400,688,334    99.09     31,402,699    45,099,852
     re-elected a Director of the
     Company.

10   To re-appoint                3,388,236,937    98.44     53,630,459    35,323,489
     PricewaterhouseCoopers LLP
     as auditors of the Company.

11   To authorise the Directors   3,428,683,920    98.76     43,040,159     5,466,806
     to set the remuneration of
     the Auditors.

12   To authorise Barclays and    3,414,728,887    98.45     53,873,942     8,588,056
     its subsidiaries to make EU
     political donations.

13   To renew the authority given 3,444,129,211    99.17     28,868,852     4,192,822
     to the Directors to allot
     securities.

14   To renew the authority given 3,437,452,937    99.07     32,166,585     7,571,363
     to the Directors to allot
     securities for cash other
     than on a pro-rata basis to
     shareholders and to sell
     treasury shares.

15   To renew the Company's       3,466,996,234    99.81      6,559,675     3,634,976
     authority to purchase its
     own shares.

16   To approve the off-market    3,459,398,532    99.75      8,515,484     9,276,869
     purchase of Staff Shares

17   To authorise the creation of 3,450,385,370    99.40     20,822,268     5,983,247
     Preference Shares

18   To adopt new Articles of     3,456,936,274    99.58     14,744,658     5,509,953
     Association of the Company.



                  Barclays PLC Class Meeting of Ordinary Shareholders

A poll was held on the resolution proposed at the Class Meeting of Ordinary
Shareholders held on 24th April 2008. The result of the poll is:

Resolutions                       For                %      Against       Withheld

1    To approve the passing and   3,301,845,250    99.66     11,210,827     3,886,099
     implementation of Resolution
     17 at the Annual General
     Meeting relating to the
     preference shares and to
     consent to any resulting
     change in the rights of
     ordinary shares


Dr. Daniel Cronje retired by rotation at the 2008 Barclays PLC Annual General Meeting and did not seek re-election. Dr. Cronje therefore resigned from the Board at the conclusion of the meeting.

For further information please contact

Investor Relations                             Media Relations
Mark Merson / John McIvor                      Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752 /2929                     +44 (0) 20 7116 6132/6586